Exhibit 99.2

2026 Annual Meeting of Shareholders

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

When Thursday, May 7, 2026 1:30 p.m. (Pacific Time)	Where 1133 Melville Street, Suite 3500 Vancouver, British Columbia, Canada and online at: https://meetnow.global/MFXHRPJ

NOTICE IS GIVEN that the annual meeting (Meeting) of the holders (Shareholders) of common shares (Shares) in the capital of Equinox Gold Corp. (Company or Equinox Gold) is scheduled to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada and online on May 7, 2026 at 1:30 p.m. (Pacific Time), where Shareholders will be asked to:

1.	receive the audited consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024, together with the report of the auditor thereon;

2.	set the number of directors to be elected at the Meeting to ten (for further information, please see the section entitled “Business of the Meeting – Board Size” in the Circular);

3.	elect ten director nominees to serve on Equinox Gold’s board of directors (for further information, please see the section entitled “Business of the Meeting – Elect Directors” in the Circular);

4.	appoint KPMG LLP, Chartered Professional Accountants as Equinox Gold’s auditor and to authorize the directors to set the auditor’s pay (for further information, please see the section entitled “Business of the Meeting – Appointment and Remuneration of Auditor” in the Circular); and

5.	approve the non-binding advisory resolution on executive compensation (for further information, please see the section entitled “Business of the Meeting – Advisory Resolution on Executive Compensation” in the Circular).

Equinox Gold’s board of directors has approved the contents of this notice and management information circular dated March 23, 2026 (Circular), and the sending of this notice and Circular to the Shareholders, each of the Company’s directors and its auditor. Equinox Gold is using the notice and access method for delivering this notice and meeting materials to Shareholders. This notice, the Circular and other meeting materials are available for review and download on Equinox Gold’s website at https://www.equinoxgold.com/shareholder-events/ and under Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read the Circular carefully. You are eligible to vote your Shares if you were a Shareholder of record at the close of business on March 16, 2026 (Record Date). Exercising your right to vote gives you a voice in how Equinox Gold shapes its governance practices and strategy. We encourage you to vote and provide feedback.

Shareholders can attend the Meeting in person or online and can vote in person, by proxy or online at the Meeting. Shareholders will have an equal opportunity to participate in the Meeting, regardless of whether they are attending in person or online. See “Meeting and Voting Information” beginning on page 8 of the Circular for detailed information on how to attend, participate in and vote at the Meeting.

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2026 Annual Meeting of Shareholders

Registered Shareholders

Registered Shareholders will receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Investor Services Inc. (Computershare), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 1:30 p.m. (Pacific Time) on May 5, 2026 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at their sole discretion, without notice.

Beneficial Shareholders

Beneficial Shareholders who hold their Shares registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (Intermediaries) may receive certain other materials from their Intermediary, such as a voting instruction form, to vote their shares. If you are a beneficial Shareholder and receive these materials through your broker or other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other Intermediary.

Questions

Equinox Gold has retained Laurel Hill Advisory Group (Laurel Hill) to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about Equinox Gold, the meeting materials or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (International), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by emailing assistance@laurelhill.com.

By order of the Board of Directors

“Jacqlin Anthony”

General Counsel and Corporate Secretary

March 23, 2026

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